Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

23 January 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 2/4

FILE NO. 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

22 January 2003

12) Total holding following this notification

104,512,014

13) Total percentage holding of issued class following this notification

14.44%

File No. 82-5205

14) Any additional information

This notice relates to the increase in holding of Capital Research and Management Company from 3.06% to 4.45%

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 23 January 2003

Details of Registered Holders

Capital Guardian Trust Company		5.12%
Bank of New York Nominees	784,781	
Nortrust Nominees	4,407,300	
ROY Nominees Limited	40,500	
Citibank NA	28,000	
MSS Nominees Limited	50,000	
Royal Bank of Scotland	27,200	
Mellon Nominees (UK) Limited	650,790	
Citibank London	468,359	
Barclays Bank, Barclays Global Securities Services	667,300	
Bankers Trust	1,687,100	
Midland Bank plc	6,437,300	
Chase Nominees Limited	15,098,278	
State Street Nominees Limited	6,313,200	
BT Globenet Nominees Ltd.	408,944	
Total	37,069,052	

Capital International Limited		2.54%
Bank One London	321,780	
Lloyds Bank	97,700	
Citibank NA	89,100	
Deutsche Bank AG	548,200	
HSBC Bank plc	824,800	
Mellon Bank N.A.	370,804	
Northern Trust AVFC	246,800	
State Street Bank & Trust Co	335,686	
Mellon Nominees (UK) Limited	299,000	
Barclays Bank, Barclays Global Securities Services	225,100	
KAS UK	31,415	
MSS Nominees Limited	194,000	
Royal Bank of Scotland	39,500	
Nortrust Nominees	2,670,604	
Citibank London	286,500	
Bankers Trust	1,949,668	
Midland Bank plc	236,500	
Chase Nominees Limited	4,159,476	

FILE NO. 82-5205

Bank of New York Nominees	4,533,450	
State Street Nominees Limited	571,181	
Clydesdale Bank plc	114,800	
Morgan Guaranty	246,045	
Total	18,392,109	
Capital International S.A.		1.76%
HSBC Bank plc	324,940	
State Street Bank & Trust Co.	44,300	
National Westminster Bank	236,000	
Lloyds Bank	58,156	
RBSTB Nominees Ltd.	63,400	
J.P. Morgan	1,215,136	
Deutsche Bank AG	439,946	
Citibank London	36,000	
Citibank NA	53,300	
Royal Bank of Scotland	2,521,497	
Morgan Stanley	40,300	
State Street Nominees Limited	40,900	
Brown Bros.	150,700	
Barclays Bank, Barclays Global Securities Services	1,467,400	
Midland Bank plc	1,242,000	
Credit Suisse London Branch	93,600	
Chase Nominees Limited	4,620,718	
Bank of New York Nominees	77,500	
Nortrust Nominees	36,200	
Total	12,761,993	
Capital International Inc.		0.57%
Chase Nominees Limited	131,700	
HSBC Bank plc	32,000	
Deutsche Bank AG	30,000	
RBSTB Nominees Ltd.	93,600	
State Street Bank & Trust Co	441,000	
Royal Bank of Scotland	378,400	
Nortrust Nominees	471,426	
Citibank London	14,300	
Midland Bank plc	231,600	
Bank of New York Nominees	205,600	
State Street Nominees Limited	2,047,300	
Bankers Trust	19,000	
Total	4,095,926	
Capital Research and Management Company		4.45%
State Street Nominees Limited	1,400,000	
Chase Nominees Limited	30,792,934	
Total	32,192,934	

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

03 JAN 31 AM 7:21

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

24 January 2003

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

FILE NO 82-5205

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 22 January 2003, the Capital Group Companies, Inc. and its affiliates notified the Australian Stock Exchange that as at 20 January 2003, they held 60,997,908 shares in Brambles Industries Limited, which is 6.36% of its issued ordinary share capital.

24 January 2003

Contact: Sandra Walters, Assistant Company Secretary
Tel 020 7659 6039